Exhibit 1.2

chinadotcom corporation
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars)

	December 31,	December 31,
	2003	2004
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	55,508	110,206
Restricted cash	238	3,886
Accounts receivable	16,562	43,521
Deposits, prepayments and other receivables	10,461	10,012
Available-for-sale debt securities	262,745	94,259
Restricted debt securities	19,213	75,780
Available-for-sale equity securities	—	527
Deferred tax assets	240	502
Property held for sale	—	2,992

Total current assets	364,967	341,685

Loan receivables	27,000	25,000
Interest receivables	—	878
Property and equipment, net	7,210	7,617
Goodwill	81,427	189,552
Intangible assets	28,880	81,121
Investment in equity investees	434	4,016
Investments under cost method	609	220
Available-for-sale debt securities	19,400	9,900
Restricted debt securities	11,896	—
Available-for-sale equity securities	590	—
Deferred tax assets	305	—
Other assets	3,336	4,342

Total assets	546,054	664,331

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	7,800	13,697
Other payables	4,602	4,219
Purchase consideration payable	39,835	14,728
Accrued liabilities	16,896	36,875
Accrued pension liability	—	910
Short-term loans	15,199	52,215
Long-term bank loans, current portion	171	11,566
Deferred revenue	9,357	34,261
Income tax payable	656	2,532

Total current liabilities	94,516	171,003

Deferred tax liabilities	1,618	4,696
Long term debts, net of current portion	11,456	—
Other liabilities	—	322
Accrued pension liability	2,272	1,477
Minority interests	45,746	47,110

Shareholders’ equity:
Share capital	25	28
Additional paid-in capital	614,721	673,476
Treasury stock	(4,067)	(4,067)
Accumulated deficits	(218,893)	(229,453)
Accumulated other comprehensive income	(1,340)	(261)

Total shareholders’ equity	390,446	439,723

Total liabilities and shareholders’ equity	546,054	664,331

Number of outstanding shares	101,588,009	110,893,180